UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C.  20549

                    FORM 12b-25
         NOTIFICATION OF LATE FILING
[ ] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K  [X] Form 10-Q

For Period Ended: September 30, 1996     S.E.C. File Number
0-20033
[ ] Transition Report on Form 10-K        CUSIP Number 889794103
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Entire Form 10-QSB
_________________________________________________________________
PART I - REGISTRANT INFORMATION


Full Name of Registrant: AmeriResource Technologies, Inc.

Former Name if Applicable: KLH Engineering Group, Inc.

Address of Principal Executive Office:
     7400 E. Caley Avenue
     Suite 210
     Englewood, Colorado 80111
_________________________________________________________________
PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)[X]

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or Form N-SAR,or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c)  The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.
_________________________________________________________________
PART III - NARRATIVE


State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company has lost a number of key employees since the beginning of the third quarter, and has not had the funds to hire temporary workers to replace them. In addition, during the third quarter the Company's largest operating subsidiary (in Lakewood, Colorado) was shut down, and the accounting and other consequences and treatment of the closure have taken longer than expected to resolve.
_________________________________________________________________
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael Cederstrom         General Counsel    (913) 859-9292
    (Name)                   (Title)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                              (X) Yes  ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              (X) Yes  ( ) No

     If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Since the end of the third quarter of 1995, the Company has shut down or sold off its three largest (in terms of revenues) operating subsidiaries (in San Mateo, Pueblo, and Lakewood).
This has resulted in a drastic reduction in revenues.

(Name of Registrant as specified in Charter)
AMERIRESOURCE TECHNOLOGIES, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     November 15, 1996       By:

                         Name:     Rod Clawson
                         Title:    Vice-President